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                             January 17, 2023

       Dixit Joshi
       Chief Financial Officer
       Credit Suisse Group AG
       Paradeplatz 8
       8001 Zurich, Switzerland

                                                        Re: Credit Suisse Group
AG
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response Dated
November 18, 2022
                                                            File No. 001-15244

       Dear Dixit Joshi:

              We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 20, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Notes to the Consolidated Financial Statements
       Note 1 - Summary of Significant Accounting Policies
       Revisions of Prior Period Financial Statements, page 292

   1. We note your response to prior comments 2 and 3. We continue to have questions as to the actual control(s)
that were deficient. For each identified control deficiency, please address the following:
                                                            Identify the
deficient control(s), provide a description of how each control was designed to
address the related risk of material misstatement, and explain whether the deficiency related
to the design or operating effectiveness of the control.
                                                            Provide management
 s root cause analysis. In your response, tell us how the root cause(s),
including instances where the root cause is related to the knowledge
 Dixit Joshi
FirstName   LastNameDixit
Credit Suisse Group AG Joshi
Comapany
January 17,NameCredit
             2023      Suisse Group AG
January
Page  2 17, 2023 Page 2
FirstName LastName
              assessment and technical accounting expertise of the control owner, impact your conclusions around entity level controls.
                Describe any remediation efforts, including the nature and timing of remediation, and how the remedial actions address the related root cause(s).
2. We note your response to prior comment 1 states that you perform an accounting Quality
         Assurance Review that focuses on a specific accounting topic, documenting and reviewing the way such topic is addressed across relevant entities and systems within the
         Group to ensure appropriate treatment. Your response further explained that the consolidated statement of cash flows was included in this review and that this management review was compensating in nature for the cash flow mapping deficiencies identified. For each control deficiency identified, please explain how you determined that
         management   s compensating controls compensate for the root cause(s)
of the deficient
         controls. Specifically, for each compensating control, please explain and provide the following:
             The objective of the review control. For example, explain whether the control looks at how transactions should be treated and whether the treatment was properly implemented.
             The level of aggregation at which the control is performed.
             The frequency of the control.
             The correlation of the control   s design to each of the risks of
material misstatement
              related to these errors.
             The level of predictability of management   s expectations in
their review.
             The criteria for investigating deviations or differences from expectations and how
              those criteria correlate to management   s materiality
evaluation. As part of this
              response, explain whether the control identified any outliers in the operation of the control.
             Quantification of the level of precision and magnitude of the potential error that these compensating controls are designed to detect.
3. We note your response to prior comment 2 discusses how you evaluated the severity of each of the identified control deficiencies. It appears your analysis primarily focused on the actual size of the errors identified rather than the potential magnitude. For each control deficiency identified, please respond to the following:
             Describe the factors that affected the magnitude of the misstatement that might result from the deficiency, including (i) the total monetary amount of transactions exposed to the deficiency and (ii) the volume of activity in the account balance or class of transactions exposed to the deficiency in the current period or that is expected in a future period.
             Quantify the magnitude of the potential misstatement for each of the identified control deficiencies.
             Explain whether the qualitative factors also included considerations of other impacts, such as regulatory requirements and other ratios.
 Dixit Joshi
Credit Suisse Group AG
January 17, 2023
Page 3
4. We note your response to prior comment 2, which states that, as it related to the mapping deficiency, the likelihood of the potential misstatement was remote and the magnitude of the potential misstatement was not material. In addition, the response states that, for the nonfunctional currency gains and loss deficiency, the likelihood of potential misstatement was reasonably possible, but the magnitude of the potential misstatement was not material. Please explain in more detail how you performed the severity analysis for each of the control deficiencies related to the errors. As part of your response, please address the following:
          Explain in more detail how you supported the conclusions outlined above related to the likelihood of potential misstatements and the potential magnitude for each deficiency.
          Since the control deficiencies remained un-remediated for multiple years, tell us how this was considered in the evaluation of the severity of the control deficiencies.
          Given that a restatement of previously issued financial statements for a correction of an error is an indicator of a material weakness, explain how you considered the restatement of previously issued financial statements to reflect the correction of these errors, as described in Note 1 of your 2021 Form 20-F, in your evaluation of whether the control deficiencies represented a material weakness.
          Provide management   s aggregation analysis of all control
deficiencies identified for
           the period.

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameDixit Joshi
                                                             Division of
Corporation Finance
Comapany NameCredit Suisse Group AG
                                                             Office of Finance
January 17, 2023 Page 3
cc:       Sebastian Sperber
FirstName LastName